MANAGEMENT’S DISCUSSION AND ANALYSIS

Three and nine months ended September 30, 2014 and 2013

_______________________

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (formerly Keegan Resources Inc.) (“Asanko” or the “Company”) has been prepared by management as of November 14, 2014 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2014 and the related notes thereto, prepared in accordance with International Accounting Standard No.34, Interim Financial Reporting. This MD&A should also be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2013 and the related notes thereto. All financial information has been prepared in accordance with International Financial Reporting standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars unless stated otherwise. References to C$ are to Canadian dollars.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 31 carefully.

Description of the Business

The Company was incorporated on September 23, 1999 under the laws of British Columbia.   The Company’s shares trade on the Toronto Stock Exchange and NYSE MKT Equities Exchange under the symbol “AKG”.  The Company’s primary asset is its Asanko Gold Mine Project (the “Project”) located on the Asankrangwa gold belt in Ghana.

Asanko’s vision is to become a mid-tier gold producer. In achieving this goal it will continue its emphasis on prudent deployment of capital and a sharp focus on operating costs.  This vision will be achieved through:

•

The phased development of the Asanko Gold Mine Project, with a Phase 1 goal of producing 200,000 ounces per year commencing in 2016 and a Phase 2 potentially adding up to 200,000 ounces per year by 2018;

•

Organic growth via near-mine exploration and judicious regional exploration on its existing exploration projects in Ghana, and

•

Pursuing growth via merger and acquisition opportunities as they arise.

Highlights for the three months ended September 30, 2014 and the subsequent period to November 14, 2014

•

The Company’s Board of Directors approved Phase 1 of the Project for construction and ground breaking occurred in August 2014.

•

Construction is advancing according to schedule, with 12% of Phase I of the Project complete and on track for first gold production in Q1 2016.  The EPCM contactor and six subcontractors are actively progressing work, with approximately 375 contractors on site.

•

The Company completed a revised Mineral Resource Estimate (“MRE”) for the Phase 1 Project deposits: Nkran, Adubiaso, Abore and Asuadai.  The results of the new MRE for Phase 1 were not materially different to the previous MRE, but more precisely defines grade distribution and continuity within the deposits.  As a result, the revised MRE now supports the ability to plan the mine with the selectivity required to manage grade control and volumes.

•

The Company completed its exploration program on the Dynamite Hill deposit, located 7 km from the Phase 1 plant site.  A maiden Mineral Resource Estimate for Dynamite Hill was included in the updated MRE for Phase 1.

•

The updated MRE was used as a basis for completion of an optimised Phase I mine plan.  The plan, along with updated capital and operating cost estimates were compiled into a “Definitive Project Plan” (“DPP”), which replaces the September 2012 Definitive Feasibility Study completed by PMI Gold.  Highlights of the DPP were, as follows:

•

Life of Mine (“LoM”) gold production of 2.33 million ounces over a 12 year life of mine.

•

Capital cost of $295 million, including all associated infrastructure and allowances for contingencies.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

•

Lowest quartile All-In-Sustaining-Costs of $781/oz; competitive operating cash costs of $645/oz.

•

First gold production targeted for Q1 2016 and steady-state production in Q2 2016.

•

Robust project economics with strong cash flow generation even in a weak gold price environment:

Gold Price	NPV (5%) $ (millions)	After Tax IRR (%)	2017 After-Tax FCF ($ millions)
Spot - $1,150/oz	253	20	103
Study Basis - $1,300/oz	412	26	120
Upside Case - $1,500/oz	624	35	143

*Real ungeared post tax project NPV & IRR over Life of Mine.

•

As a result of the positive economic outcomes of the DPP, a portion of the Company’s Mineral Resources for Phase 1 were upgraded to Mineral Reserves, and Mineral Reserves are as follows:

Classification	Tonnage (Mt)	Grade (g/t)	Ounces (millions)
Proven	15.5	2.26	1.13
Probable	21.0	2.07	1.39
Total Proven & Probable	36.5	2.15	2.52

•

The Company has completed a tradeoff study considering 12 different options for integrating Phase 2, the mining of Esaase, into Phase 1. The study shows that significant additional value can be added by either transporting, by conveyor belt, crushed ore to the Phase 1 plant site for processing; or milling at Esaase and pumping the milled product to the Phase 1 plant site for further processing. The two options are being advanced to Pre-Feasibility Study level with results expected to be released in Q1 2015.  The current Phase 1 detailed design has made allowances in the processing plant, tailings dam and support infrastructure to cater for the inclusion of Phase 2, which has the potential to increase gold production up to 400,000 ounces per year.

•

The Company eliminated a 2% NSR Royalty (the “Goknet Royalty”) such that the only material royalty that is now applicable to Phase 1 of the Project is the Government of Ghana 5% NSR royalty.  The Goknet Royalty was eliminated by payment of cash, one million Asanko shares and the transfer to Goknet of two exploration projects, Kubi and Diaso.

The Company has been monitoring the outbreak of the Ebola virus in other West African countries very carefully.  Although Ebola has not been detected in Ghana and business continues to operate normally, the Company has taken proactive steps to prevent occurrences of the virus through its staff, contractors and local village populations.  The preventative measures include education programs and the implementation of strict health measures on the Project site and in our offices.  In addition, the Company has put a travel screening and pre-employment medical examination program in place to prevent the virus from being brought to the Project site by mobile workers.  Crisis plans have been developed should the virus be detected in Ghana and/or the local community.  The Company will continue to monitor the situation and continue with precautions until the virus is deemed by health authorities to have been brought under control.

Asanko Gold Mine Project

The acquisition of PMI in early 2014 has created a flagship project in Ghana and the foundation on which to build a mid-tier gold mining Company.  The flagship project was created by combining both the Obotan and Esaase Projects into one mine now referred to as the “Asanko Gold Mine Project”.

Asanko’s vision is to become a mid-tier gold producer with a continued emphasis on prudent deployment of capital and a sharp focus on operating costs.  This vision will be achieved through:

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

•

The phased development of the Project, with Phase 1 producing at an annualized 200,000 ounces per year in 2016;

•

Organic growth via near-mine exploration and judicious regional exploration on its existing exploration projects in Ghana, and

•

Pursuing growth via further merger and acquisition opportunities.

Development Strategy

The Company envisions developing the Asanko Gold Mine Project in two phases.  Phase 1 is based on the November 2014 Definitive Project Plan and is fully financed, fully permitted and under construction.  Phase 1 is expected to be in steady-state production of 200,000 ounces per year by Q2 2016 mining ore from the main pit at Nkran, along with feed from satellite pits at Adubiaso, Abore, Asuadai and Dynamite Hill.

The Company has completed a tradeoff study considering 12 different options for integrating Phase 2, the mining of Esaase, into Phase 1. The study shows that significant additional value can be added by either transporting, by conveyor belt, crushed ore to the Phase 1 plant site for processing; or milling at Esaase and pumping the milled product to to the Phase 1 plant site for further processing. The two options are being advanced to Pre-Feasibility Study level with results expected to be released in Q1 2015  The current Phase 1 detailed design has made allowances in the processing plant, tailings dam and support infrastructure to cater for the inclusion of Phase 2, which has the potential to increase gold production to 400,000 ounces per year.

Phase 1 Definitive Project Plan

Introduction

The Asanko Gold Mine Project is located in Ghana, West Africa (Figure 1). It is wholly-owned by Asanko Gold, with a 10% free carried interest held by the Government of Ghana which becomes effective when production commences.  Ghana is Africa’s second largest gold producer and has been producing gold on a large scale for many years. Ghana has many internationally recognised gold mining companies operating in the country including AngloGold Ashanti, Newmont and Goldfields.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

Figure 1. Project Location

The Project consists of six known open pit deposits over a 30km trend and is being developed in two phases. Phase 1 will mine the Nkran pit, which accounts for 85% of the Phase 1 ore reserves, and four satellite deposits, Abore, Asuadai, Dynamite Hill and Adubiaso.

Phase 1 is fully permitted and funded, with $130 million of undrawn debt facilities (refer news release dated July 14, 2014) and $228 million cash on hand at September 30, 2014.  Construction commenced in Q3 2014 and first gold production is targeted for Q1 2016, with steady-state production in Q2 2016.

The Company engaged DRA Mineral Projects (“DRA”) to manage the DPP for Phase 1 of the Asanko Gold Mine based on the September 2014 Mineral Resource Estimate (“MRE”), prepared for Asanko by Charles Muller, CJM Consulting.

Mineral Resource Estimation – Phase 1

In September 2014 Asanko completed a comprehensive review of the original May 2012 Mineral Resource Estimate (“MRE”) for the four deposits which comprise Phase 1 - Nkran, Adubiaso, Abore and Asuadai - that were acquired from PMI Gold Corporation ("PMI Gold") in February 2014. The original MRE was not deemed to be a suitable input for the detailed mine planning required to commence the mining operations of Phase 1. In addition, the Company announced a maiden resource for the recently discovered Dynamite Hill, following completion of a drilling programme earlier in the year.

The results of the new MRE for Phase 1, shown in the table below, are not materially different to the 2012 MRE and therefore confirm the validity of the previous estimate. Importantly, however, the new MRE more precisely defines grade distribution and continuity within the deposits, and, as a result, the MRE now supports the ability to plan the mine with the selectivity required to manage grade control and volumes.

The total Measured and Indicated Mineral Resources increased by about 0.43 million ounces of gold and the Inferred Mineral Resources have decreased by about 0.41 million ounces of gold compared to the May 2012 MRE.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

Table 1: 2014 Updated Mineral Resource Estimate for Phase 1 only

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnes (millions)	Grade (g/t)	Ounces (millions)	Tonnes (millions)	Grade (g/t)	Ounces (millions)	Tonnes (millions)	Grade (g/t)	Ounces (millions)	Tonnes (millions)	Grade (g/t)	Ounces (millions)
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
Dynamite Hill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Total	15.58	2.47	1.24	34.05	2.10	2.30	49.63	2.22	3.54	15.62	1.96	0.99

Notes:

Cut-off grade of 0.8 grams per tonne of gold.  Due to rounding differences, some totals may not add exactly.

Combined resource statements for Phase 1 and Phase 2 are on page 11 of this release.

Mineral Reserve Statement – Phase 1

The DPP reports a Mineral Reserve for Phase 1 based on the associated MRE and a gold price of $1,300/oz.  Specifically, DRA derived optimized pit shells for Phase 1 based on the material reported as Measured and Indicated Mineral Resources.  The operating costs assumed for the optimization were supplied by an in-country contractor, reviewed and agreed to by DRA.  Metallurgical recoveries have been provided by DRA based on analysis of previous test work, operational results and more recent test work.  Five separately designed pits were developed from the optimized pit shells; Nkran, Adubiaso, Dynamite Hill, Abore and Asuadai.

Table 2: 2014 Updated Mineral Reserve Statement for Phase 1 only

Deposit	Classification	Tonnage (Mt)	Grade (g/t)	Ounces (millions)
Nkran	Proven	13.5	2.32	1.00
	Probable	17.7	2.12	1.20
Adubiaso	Proven	0.9	2.23	0.06
	Probable	0.9	1.90	0.05
Abore	Proven	1.2	1.69	0.06
	Probable	0.9	1.87	0.05
Asuadai	Proven	0.0	0.00	0.00
	Probable	0.5	1.26	0.02
Dynamite Hill	Proven	0.0	0.00	0.00
	Probable	1.1	1.88	0.07
Total	Proven	15.6	2.27	1.12
	Probable	21.1	2.07	1.39

Notes:

Cut-off grade of 0.8 grams per tonne of gold.  Due to rounding differences, some totals may not add exactly.

The grades and tonnes reported have been modified by mining recovery and dilution based on ore body geometry and mining methodology. Globally this generates a mining dilution of 5% and ore loss of approximately 5%. Combined reserve statements for Phase 1 and Phase 2 on page 12 of this release.

A 'Mineral Reserve' is the economically mineable part of a Measured or Indicated Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. It includes diluting materials and allowances for losses that may occur when the material is mined. DRA is of the opinion that the classification of Mineral Reserves as reported herein meets the definitions of Proven and Probable Mineral Reserves as stated by the CIM Definition Standards (2005). Measured and Indicated Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.  Inferred Mineral Resources

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

are excluded from the Mineral Reserve Estimate. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.

Mining Operations

A Phase 1 Life of Mine (“LoM”) schedule has been developed to supply a three million tonnes per annum (“Mtpa”) mill feed rate from the Nkran pit and the four satellite deposits.  A mining contractor will be used for all ore and waste mining activities.

The five deposits will all be mined utilizing a conventional truck and shovel method. Grade control drilling together with onsite laboratory facilities will be used to delineate the ore from the waste.  Ore and waste will be drilled and blasted, then loaded and hauled to either the run-of-mine (“ROM”) pad, direct tip into the crushing facility, placed on pit rim stockpiles (for the remote deposits) or placed on waste rock storage facility with haul trucks.  A single fleet of mining equipment will be shared between all the deposits.  For the satellite deposits - Adubiaso, Dynamite Hill, Abore and Asuadai - a fleet of contracted road trucks will be utilized to haul ore from the respective pit rim stockpiles to the ROM stockpile situated at the central processing facility, which will be located close to the Nkran pit.

Production will commence at the Nkran pit as it comprises 85% of the ore reserves for Phase 1.  This will assist in keeping the pre-stripping volumes low and delivering higher mill feed grades early in Phase 1. Approximately one year of waste stripping will be required to expose sufficient ore to maintain a constant ore feed rate of 3Mtpa once the mill has been commissioned.  During Year 1, ore that is mined will be stockpiled and will form the basis of the initial plant feed for commissioning and early production. The mining of all five deposits runs for a period of approximately 12.4 years based on the current production schedule.

The production schedule has been designed to maintain a consistent stripping ratio through the life of the operation. The LoM average operating strip ratio is 4.7:11 . The peak production requirements are 26Mtpa of total material movement.

The average mining cost over the life of Phase 1 is estimated at $3.88 per tonne mined (ore and waste), which equates to a total mining cost of $348 per ounce of gold produced. Waste mining and haulage costs are $3.28 per tonne whilst ore mining and haulage costs are $6.70 per tonne. The main differences between the two mining cost rates is the additional costs of grade control and longer hauls to the ROM crusher on ore tonnes.

Mining capital requirements include initial contractor mobilization, establishment of the contractor, site clearing, pit de-watering and pre-stripping of the Nkran pit. This is estimated to be $70.6 million.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

Table 3: DPP Mine Plan

Years 2015 – 2021

	2015	2016	2017	2018	2019	2020	2021
Ore mined (‘000t)	230	3,704	3,123	3,319	3,000	2,951	2,850
Grade mined (g/t)	2.44	2.15	2.22	2.15	2.30	2.28	2.23
Waste (‘000t)	19,761	21,254	21,928	21,152	20,993	23,179	22,754
Strip ratio (w:o)	86.05	5.74	7.02	6.37	7.00	7.86	7.98
Plant feed (‘000t)	-	2,538	3,000	3,000	3,000	3,000	3,000
Feed grade (g/t)	-	2.58	2.27	2.15	2.30	2.27	2.20
Recovery (%)	-	88.89	92.66	92.34	92.63	92.62	92.60
Gold produced (oz)	-	187,429	202,624	191,131	205,500	202,711	196,273

Years 2022 - 2028

	2022	2023	2024	2025	2026	2027	2028
Ore mined (‘000t)	3,001	3,001	3,001	3,000	3,001	2,325	-
Grade mined (g/t)	2.20	2.15	1.93	1.94	2.08	2.12	-
Waste (‘000t)	18,147	8,484	9,761	4,619	1,863	889	-
Strip ratio (w:o)	6.05	2.83	3.25	1.54	0.62	0.38	-
Plant feed (‘000t)	3,000	3,000	3,000	3,000	3,000	3,000	968
Feed grade (g/t)	2.20	2.15	1.93	1.94	2.08	1.99	1.53
Recovery (%)	92.60	92.27	92.36	92.45	92.56	92.50	112.13
Gold produced (oz)	196,226	191,712	172,160	173,326	185,728	177,607	53,462

Note: Recovery in first and last year adjusted for inventory lockup of approx. 7,300 ounces

Processing

The plant design is based on a typical single stage crushing, SAG, ball milling circuit (SABC) and carbon in leach (“CIL”) flow sheet.  It includes single stage jaw crushing with reclaim from a live stockpile and open circuit SAG mill, feeding cyclones that in turn operate in a closed circuit with a ball mill.  A pebble crusher will receive scats from the SAG mill, crush them and return them to the SAG for further grinding.  The hydrocyclones will achieve the final product size of P80 106 μm.  A gravity circuit will be utilised to treat a portion of the cyclone underflow stream to recover coarse free gold, around 40%, from the recirculating load.  The milled product will gravitate to a trash screen before entering a pre-leach thickener followed by a conditioning tank.

A seven stage CIL circuit will be used to leach and adsorb gold from the milled ore onto activated carbon.  An AARL elution circuit will be used to recover gold from loaded carbon.  Cyanide in the CIL tailings will be detoxified using the SO2 / Air.  The detoxified tailings are then pumped to the Tailings Storage Facility (“TSF”).

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

This process flow sheet is well known in the industry, and is relatively low risk as it was proven as a successful processing route for the Nkran ores during Resolute Mining Ltd operations from 1998 to 2002.

Figure 2: Process Flow Sheet

ROM
Primary Crushing
Stockpile
Pebble Crushing
SAG Mill
Ball Mill
Gravity Concentration
GRG Dissolution
Pre-Leach Thickener
Pre-Leach & Carbon In Leach
Cyanide Detoxification
Return Water to Plant
TSF
Loaded Carbon
Elution
Electrowinning
Gold Room
Gold Bullion

Table 4: LoM Process Plant Recoveries

Composite	Gravity – CIL (P80 = 106μm_)
Oxide	90.0%
Transitional	91.7%
Fresh	92.7%
LOM Recovery	92.5%

Table 5: LoM Process Plant Operating Costs

LoM $/t
Crusher Liners	0.26
Mill Liners	0.36
Grinding Media	0.76
Reagents (CIL)	1.90
Reagents (Detox)	0.70
Reagents (Other)	0.57
Tailings	0.40
Power	6.16
Labour	0.72
Maintenance	0.78
Laboratory	0.24
Other	0.55
Total	13.40

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

Capital Costs

The initial capital cost of the mine, process plant and associated infrastructure for Phase 1 is estimated at $295 million. The cost is inclusive of all infrastructure and indirect costs required for the Project including allowances for contingencies and estimating inaccuracies of 8.3% in aggregate (amounting to $22.75 million). The engineering has been developed to support a capital and operating cost estimate to a nominal accuracy of -/+5% (Table 6).

Table 6: Capital Costs

Asanko Gold Mine – Phase 1	Capital Estimate ($ million)
Process plant	85.48
Mining (pre-production costs)	70.59
Power infrastructure	18.18
Buildings, offices and accommodation	12.31
TSF, WRD, ROM, water supply, civil works	23.08
CSR, owners team, G&A	47.37
EPCM	15.51
Sub total	272.52
Contingency & estimating inaccuracies	22.75
Total	295.27

A summary of the process plant capital costs are shown in the Table 7 below (-5% to +5% nominal accuracy).

Table 7: Plant Capital Costs

Description	Cost ($ million)
Civils	8.32
Structural steel and platework	17.45
Mechanicals	25.88
Piping and valves	9.95
Electrical and instrumentation	15.42
Transportation	4.27
Total *	81.28

* Excluding contingency and attributable EPCM

Operating costs

The average cash operating cost for Phase 1 is estimated at $645 per ounce (Table 8), which is competitive on a global comparison. All-In-Sustaining Costs (“ASIC”) are $781 per ounce, which places Phase 1 in the lowest quartile of industry costs. These costs are based on the treatment of 3Mtpa of ore producing an average 190,000 ounces of gold per annum.

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

Table 8: Cash Operating Costs

Description	$/oz
Waste mining	243
Ore mining	105
Processing	210
General and administrative	83
Refining	4
Cash Costs	645
Royalties	65
Sustaining and deferred capex	19
Corporate Overhead	35
Interest on Project Debt	17
All-in sustaining cash costs	781

Note: The costs detailed above are calculated for the purpose of this report in real terms with no material change in the key profitability projected for the LoM period.

Key Sensitivities

A range of Project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model. The significant financial sensitivities identified were discount rate and gold price (Table 9).

Table 9: Key Sensitivities

	Discount Rate
Price $ Gold/oz	3%	5%	6%	7%	8%	IRR
1,100	261,394	200,576	173,980	149,587	127,177	16.0%
1,200	380,964	306,894	274,467	244,704	217,341	21.1%
1,300	500,079	412,695	374,410	339,250	306,910	25.9%
1,400	619,172	518,476	474,332	433,777	396,459	30.4%
1,500	738,254	624,246	574,243	528,292	485,998	34.7%
1,600	857,327	730,008	674,146	622,801	575,530	38.9%

Numbers quoted as net present value (“NPV”) discounted at various discount rates and expressed in thousands of US dollars

Other significant sensitivities, identified as installation capital, operating costs, feed grade, taxation and process recovery were evaluated and presented as a tornado plot (Table 10).

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

Table 10: Tornado Plot of Various Parameters

	Flex	Positive Case	Negative Case
Process recovery	1%	13,718	(13,717)
Taxation	2.5%	16,316	(16,316)
Discount	1%	41,759	(38,286)
Feed grade	1%	13,717	(13,718)
Selling price	US$100	105,781	(105,801)
Operating cost	3%	21,915	(21,917)
Installation capex	10%	16,412	(16,415)

Civil and Infrastructure

$23 million has been provided for the TSF, waste rock dumps, run of mine, water supply and related civil works as part of the infrastructure capital costs.  In addition, a further $35.6 million has been included in deferred capital for the TSF expansion, buffer dams and dewatering dams. The operating costs for tailings management through the current life of mine have been included in the plant operating costs.

The layout of the process plant and mine facilities have been designed to be close to the main resource, the Nkran pit and to be compact in order to minimise impact on the environment. The new plant layout has also made allowance to accommodate the footprint for the inclusion of the future Phase 2 project.

The total power requirements for the Project are estimated at 18 MW of consumed power. Power will be sourced from the Ghanaian grid.  Power quality meters installed in April 2014 have been monitoring the grid over the past seven months and confirmed a high reliability and availability of over 99%.

The TSF will consist of a multi-zoned downstream perimeter embankment, comprising a total footprint area (including the basin area) of approximately 67 ha for the Phase 1 TSF, increasing to 209 ha for the total Project TSF. The TSF is designed to store a total of 33Mt of waste. The TSF will be lined with a 1.5mm HDPE geomembrane with an additional underdrainage system discharging to collection sumps located at the lowest point in the TSF.

Tailings will be pumped from the process plant to the TSF via a HDPE pipe contained within a HDPE lined trench and discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the embankment.  Supernatant water will be removed from the TSF via submersible pumps located on a floating barge

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

located within the supernatant pond throughout operation. The decant barge will be tethered to the TSF perimeter so as not to cause damage to the TSF basin HDPE geomembrane liner.

Employment

Phase 1 of the Project will employ approximately 660 people, including contractors, to operate the mine. Permanent employees will be predominantly sourced from the local communities and elsewhere within Ghana, which has a highly trained mining workforce due to a mature gold mining industry.

The Company is closely engaged with all local stakeholders and has implemented a number of vocational training schemes in the local communities aimed at developing the capabilities of the local youth in employable skills to support the construction and operation stages of Phase 1. To date 56 students have graduated and joined the local employment pool. 95 local community members have already been employed by contractors during the early works phase.

Qualified Person Statements

The MRE for the Phase 1 (comprising the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) and Phase 2 (comprising the Esaase deposit) resources were all prepared by Charles J. Muller, B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. (“CJM”) of Johannesburg, South Africa.  The MRE is reported in accordance with Canadian National Instrument 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Mr. Muller has reviewed and approved the technical content of this MD&A.   Benjamin Gelber P.Geo. Exploration Manager for Asanko, a qualified person with respect to NI 43-101, has supervised the scientific or technical information for the Project.

The Reserve Statement for the Phase 1 (comprising the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) were all prepared by Thomas Obiri-Yeboah, B.Sc. Mining Engineering (Hons), PR.Eng, a Senior Mining Engineer of DRA Projects Pty Ltd. (“DRA”) of Johannesburg, South Africa.  The Reserve Statement is reported in accordance with Canadian National Instrument 43-101 requirements, which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Mr. Obiri-Yeboah has reviewed and approved the technical content of this MD&A.

The information in this MD&A that relates to Processing is based on information compiled by Mr Glenn Bezuidenhout, who is a Metallurgist and a Fellow of the South African Institute of Mining and Metallurgy. Mr Bezuidenhout is a Director of DRA Mineral Projects. Mr Bezuidenhout has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify and is a "Qualified Person" under National Instrument 43-101 - 'Standards of Disclosure for Mineral Projects'. The Qualified Person has verified the data disclosed in this MD&A, was satisfied with the verification process and consents to the disclosure in this MD&A. Mr Bezuidenhout has reviewed and approved the technical content of this MD&A.

The information in this MD&A that relates to the economic assessment is based on financial models compiled by Mr John Stanbury of CRESCO Project Finance. John has acquired the qualifications of BSc (Eng), BProc, LLB and MBA and has been a member of senior management in a number of mining companies across various industries. Mr Stanbury has sufficient experience to prepare the financial sections as disclosed in this release based on the relevant technical inputs provided by other competent persons. Mr Stanbury consents to the inclusion of such financial information in this release in the form and context in which it appears.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

Phase 1 Construction

Earlier this year the Company undertook preparatory early works at the Project site, which prepared the site for the start of full construction in August with the mobilisation of the bulk earthworks contractors to site.  Over the last two and a half months, construction has been advancing rapidly and is on schedule and budget.

Construction is advancing according to schedule, with 12% of the overall project complete and on track for first gold production in Q1 2016.  The EPCM contactor and six subcontractors are actively progressing work, with approximately 375 contractors/employees on site.

Clearing and grubbing of the plant site has been completed. A portable crushing plant is in operation and engineered materials are being produced and placed.  The mill foundations have been excavated and 100% of the engineering fill has been placed.   The concrete batch plant is operational and the first concrete was poured on schedule in October. Pouring the mill foundations is underway and will continue for several months into 2015, coinciding with the dry season in Ghana. Excavation work is continuing on the Carbon-in-Leach circuit base, the thickener base and other plant areas.

The earthworks contractor for the tailings dam is currently mobilising to site and will begin work this month.

Power for the project is being sourced from the national power grid and a 30 kilometer long, 161 kV line will be run along the existing power corridor to provide the necessary power to the Project.  The contract for the power line to site has been awarded and the Company is working with the Ghanaian power authorities to begin line construction.

Mining

The main mineral resource for Phase 1 will be the Nkran pit, located immediately adjacent to the plant site.  The pit was previously mined to a depth of approximately 120 meters and requires 21.7 million tonnes of waste to be pre-stripped prior to commencing ore mining operations in Q4 2015. An additional 422,900 tonnes of ore will be mined during the pre-strip period, placed on a temporary stockpile and utilized during plant commissioning. The Company plans to utilize a mining contractor to undertake the pre-stripping, as well as the first year of mining operations.

Tenders for the mining contract were solicited and technical and financial reviews of the contractors and their bids were undertaken over the past several weeks.  The Company has awarded the contract for the Nkran pre-strip plus the first year of mining operations to PW Ghana Ltd ("PW"), a subsidiary of PW Mining International Ltd of Accra, Ghana. PW has extensive experience in West Africa and a full fleet of equipment in excellent condition that can be immediately deployed to the Project site. Pre-stripping is expected to commence in January 2015. Mobilization, clearing and grubbing is to take place in November and December 2014.

There is approximately 6 million cubic meters of clean water in the Nkran pit that needs to be pumped out in parallel with pre-stripping operation.  Pumping equipment is on-site and being installed and dewatering is expected to commence this month.

Procurement

Procurement is 47% complete and proceeding on schedule with approximately $85 million currently committed in orders and contracts, excluding the EPCM contract. Equipment and materials deliveries, none of which are on the project critical path, remain on schedule.  Importantly, with almost a third of the capital expenditures of the project now committed, the project is tracking very closely to the $295 million capital expenditure estimate.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

The Company is fully funded to cash flow positive in Q2 2016 with $228 million in cash on-hand as at September 30, 2014 and undrawn project debt facilities of $110 million plus a $20 million cost-overrun facility for total available funding of $358 million.

Partial Relocation of Nkran Village

As required by law in Ghana, dwellings or structures within 500 meters of the mining blast radius must be relocated for noise, dust and vibration reasons.  A portion of the Nkran village is planned to be moved ahead of commencing ore mining operations with 88 building structures to be replaced by the Company.  The Relocation Action Plan has been finalised and locations for the relocated dwellings are being selected by the Relocation Negotiation Committee for approvals by the Ghanaian Land Commission later this year.  Construction is expected to begin early in 2015 with the partial relocation complete in Q3 2015.

Health and Safety

There have been no lost time accidents on site with 168 days of construction activity and 135,143 man-hours completed on the project to date.

The Company has created a photo gallery on its website, including video footage of construction activity.  For the latest videos and photographs, please visit www.asanko.com/photos.

Permitting

In November, 2012, the Company received mining leases on the Abore, Abirem and Adubea prospecting licences. The mining leases have been granted for different periods, with the Abore lease expiring on November 1, 2017, the Abirem lease expiring on March 27, 2026, and the Adubea lease due to expire on November 1, 2018. All leases are renewable under the terms of the Minerals and Mining Act, 2006. In conjunction with the formal issue of the Mining Leases, the Company also received a key water discharge permit which will allow the commencement of dewatering operations of the Nkran and Adubiaso pits.

In November 2013, the Company received the Environmental Permit from the Environmental Protection Agency (“EPA”) in Ghana and the Mine Operating Permit from the Mines Inspectorate in Ghana for Phase 1 of the Project.  As such, the Company has all necessary major permits required to proceed with the start of construction of Phase 1 of the Project.

The Phase 1 Environmental Permit incorporates the requirement for limited backfilling of the smaller satellite pits, relocation planning for potentially affected dwellings, cyanide detoxification of discharge water and installation of a tailings dam liner.  These items are all incorporated and allowed for in the current capital cost estimate.

There is also a condition in the Environmental Permit requiring the Company to post the first portion of its reclamation bond for the Project.  The first bond payment is expected to be made in Q4 2014 in the amount of $1.7m. Stanbic Bank Ghana Limited (“Stanbic”) will provide an environmental bond/guarantee for reclamation purposes to the EPA in the amount of $6.8 million. The term of the bond will be for two years but subject to annual review. The total fees payable to Stanbic for two years is approximately $0.3 million.

The Company continues to advance the permitting required to mine Dynamite Hill in Q3 2015.  It is expected that a modification to the existing Mining Permit will be required and an application will be filed upon completion of detailed mine planning in Q4 2014.

In addition, the Company received the Environmental Invoice (the "Invoice") and Water Use Permits for the Esaase deposit from the relevant Ghanaian Regulatory Authorities in March 2014.  The Invoice, issued by the EPA, through its Technical Review Committee, is a pre-cursor to receiving the final Environmental Permit. Asanko will now finalize its EIS to incorporate the comments of the Invoice, which are not expected to be onerous, and submit it to the EPA for final permitting,

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

which will occur in due course.  Following the receipt of the Invoice from the EPA, Asanko applied for and received a temporary mining permit for Esaase.

The Company has also received three key Water Use Permits required for the Esaase site from the Ghanaian Water Resources Commission ("WRC"). The permits will allow the Company to abstract boreholes for domestic, construction and operation purposes at the Esaase site and are valid for an initial period of three years and renewable thereafter.

Available Project Financing

On July 14, 2014 the Company executed an amended Definitive Senior Facilities Agreement (“DSFA”) for a $150 million secured project debt facility with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”).  The terms of the amended DSFA, originally announced on April 15, 2014, are substantially similar to the DSFA that Asanko announced on October 24, 2013 for its Esaase Project with the debt provided under the amended DSFA now to be utilized for developing Phase 1 of the Project.

The Company drew the first $20 million of the facility during the period and combined with Asanko’s cash on hand of $228 million, this debt facility fully finances the Project through to cash flow positive.  The next draw down requirement is for an additional $40 million to be requested by December 22, 2014.  The balance of the funds will be drawn by the Company on an as-needed basis during 2015.

The Agreement provides for two loan facilities: a $130 million loan facility (the “Project Facility”) and a $20 million cost overrun facility (the “Overrun facility”), the details of which are outlined below.  The Overrun facility is provided as an option available to the Company, should it be required.  Performance under the amended agreement will be fully secured by the assets of the Company’s Ghanaian subsidiaries and will be guaranteed by the Company until Project completion.  There are no gold hedging provisions, cash sweep requirements or other restrictions usually associated with traditional project finance facilities of this nature, and Asanko will not be restricted from pursuing its growth strategy.

Project Facility Details ($130 million):

• Interest rate of LIBOR + 6% with a one percent minimum LIBOR rate;

•

1.5% fee payable on drawdowns, with the fee associated with the expected second tranche paid in advance as a deduction to the first tranche;

•

The Company is required to drawdown an aggregate of $60.0 million by December 22, 2014;

•

First repayment date (principal and interest) is expected to be July 1, 2016 and each of the four subsequent quarterly loan repayment dates shall be 4% of the total Project Facility including accrued interest. The following ten quarterly loan repayments shall each be 8% of the total Project Facility including accrued interest;

• Three and a half year quarterly repayment schedule or early repayment at any time without penalty; and

•

Conditions precedent to drawdown over $60.0 million that are outstanding principally are:

•

completion of the Phase 1 Definitive Project with material outcomes substantially the same as the September 2012 Obotan Definitive Feasibility Study ("DFS");

•

evidence that the Company has acquired or will acquire all appropriate surface access rights to the mining area defined in the project plan;

•

approval by Ghanaian regulatory bodies of the creation of security over the mining leases;

•

formal declaration by the Company, with the approval of Ghana Minerals Commission, of the area which will be used for its active mining operations as a mining area in accordance with the applicable regulations.

Overrun Facility Details ($20 million):

•

Interest rate of LIBOR +10% with a one percentage minimum LIBOR rate;

•

3% fee payable on drawdowns;

•

Three year quarterly repayment schedule and early repayment at any time without penalty; and

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

•

Conditions precedent to drawdown are confirmation that the Company has sufficient funds with the Overrun Facility to complete Phase 1, that the Project Facility is fully drawn and that 4,000,000 Asanko share warrants have been issued to Red Kite.  The warrants would be priced at a 25% premium to the 20 day volume weighted average price of Asanko at that time and have a 2.5 year term to expiry.

Offtake Agreement Details:

•

100% of the future gold production from Phase 1 to a maximum of 2.2 million ounces;

•

Red Kite to pay for 100% of the value of the gold ten business days after shipment;

•

A provisional payment of 90% of the estimated value will be made one business day after delivery;

•

The gold sale price will be a spot price selected during a nine day quotational period following shipment;

•

Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Project and Overrun Facility as well as the amount of gold delivered under the Offtake Agreement at the time of termination, and

•

Prior to removal of the conditions precedent for the Project Facility, the Company can terminate the agreement with Red Kite by repaying the loan and paying an Offtake termination fee which is fixed at $3 million while $20 million is drawn (before December 31, 2014) and $6 million after the additional $40 million is drawn.

Project Schedule

An update on the key milestones that the Company is working towards are, as follows:

Original Guidance

Current Status

Commence early works

Q2 2014

Nearing Completion

Near mine resource definition drilling at Dynamite Hill

Q2 2014

Complete

Finalize revisions to the Red Kite financing arrangements

Q2 2014

Complete

Investment Decision for Phase 1

Q3 2014

Complete

Definitive Project Plan including updated MRE

Q4 2014

Complete

Commence Project Construction

Q3 2014

Complete

Complete Study for Phase 2

Q1 2015

Underway

Commissioning and Ramp-up

Q1 2016

Q1 2016

Steady State Production of >200,000 oz/year

Q2 2016

Q2 2016

Expenditures

Exploration and evaluation expenditures

Other than near mine resource definition drilling at Dynamite Hill, which was capitalized as development costs to Mineral Interests, the Company did not have any active exploration programs during the three and nine months ended September 30, 2014. The following exploration and evaluation expenditures relate to ongoing support and sustaining costs of the Company’s mineral resource properties in areas where the technical feasibility and economic recoverability has not yet been established.

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013

Asanko Gold Mine Project	$ 180,419	$ 125,579	$ 263,452	$ 1,088,591
Kubi	(57,942)	-	(22,405)	-
Other	(9,009)	-	4,520	344
	$ 113,468	$ 125,579	$ 245,567	$ 1,088,935

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

Development costs capitalized to mineral interests

	Asanko Gold Mine Project	Kubi	Other	Total

Mineral interest
Balance, December 31, 2013	$ 4,695,444	$ -	$ 170,043	$ 4,865,487
Acquisitions for the period	393,323	-	1,250	394,573
Fair value on acquisition of PMI	110,423,463	4,362,365	500,000	115,285,828
Dispositions for the period	-	(4,362,365)	(345,111)	(4,707,476)
Balance, September 30, 2014	115,512,230	-	326,182	115,838,412

Deferred development costs
Balance, December 31, 2013	56,097,384	-	-	56,097,384
Asset retirement costs	481,635	29,291	-	510,926
Capitalized interest	300,168	-	-	300,168
Camp operations	1,684,312	-	-	1,684,312
Development support costs	1,116,496	-	-	1,116,496
Development drilling and assays	1,480,903	-	-	1,480,903
EPCM	12,567,231	-	-	12,567,231
Feasibly studies and engineering	6,724,598	-	-	6,724,598
Permitting	461,420	-	-	461,420
Share-based payments	1,925,824	-	-	1,925,824
Community affairs and environment	1,840,439	-	-	1,840,439
Additions for the period	28,583,026	29,291	-	28,612,317
Dispositions for the period	-	(29,291)	-	(29,291)
Balance, September 30, 2014	84,680,410	-	-	84,680,410
Total mineral interest and deferred development costs, September 30, 2014	$ 200,192,640	$ -	$ 326,182	$ 200,518,822

During the nine months ended September, 30, 2014, the Company recognized an aggregate fair value of $115.3 million of mineral interest acquired on the acquisition of PMI and $0.4 million of various legal and concession maintenance costs. During August 2014, the Company transferred its interest in the Kubi and Diaso prospects as settlement of a dispute with Goknet Mining Company.

During the nine months ended September 30, 2014, the Company capitalized $28.6 million of development costs to the Project, of which $0.5 million related to asset retirement obligations.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

PMI Acquisition

On December 17, 2013, the Company and PMI entered into a definitive arrangement agreement whereby Asanko agreed to acquire all of the common shares of PMI under a statutory plan of arrangement under British Columbia law (“Plan of Arrangement”). On February 6, 2014, Asanko completed the acquisition of PMI pursuant to the terms of the Plan of Arrangement under which the former PMI shareholders received 0.21 of an Asanko common share for each PMI share held. The Company issued 87,149,919 of its common shares to acquire 100% of the issued and outstanding shares of PMI.

The acquisition of PMI has created a flag ship project in Ghana and the foundation on which to build a mid-tier gold producer by combining PMI’s Obotan gold project with the Company’s Esaase gold project as well as provides significant exploration potential for future project development pipeline through exploration of numerous high priority targets on the consolidated 1,000 sq. km land package. The Company also expects to reduce costs through operational and capital costs synergies.

With the acquisition of PMI, the Company acquired interest in certain mineral resource concessions referred to in this document as the Obotan Gold Project, Kubi and the Diaso concessions.

A preliminary allocation of the estimated purchase price at February 6, 2014, subject to final adjustments, is as follows:

Preliminary estimated purchase price:

87,149,919 common shares of Asanko at C$2.12 per share	$166,743,940
3,237,491 replacement options	2,318,492
126,000 replacement warrants	23,594
Total consideration	$169,086,026

Net assets acquired: Cash and cash equivalents	$82,351,619
Restricted cash	1,098,514
Receivables	132,090
Prepaid expenses	235,286
Property and equipment	794,284
Mineral interest and deferred development costs	115,285,828
Accounts payable and accrued liabilities	(5,937,445)
Asset retirement provision	(1,447,277)
Deferred income tax liability	(23,426,873)
Net assets acquired	$169,086,026

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

Other Properties

The Company has transferred the Kubi Project and Diaso Project in Ghana, as shown in Figure 5, to a private Ghanaian Company, Goknet Mining Company Limited (“Goknet”), as part of the elimination of a 2% NSR Royalty on Phase 1 of the Asanko Gold Mine.  Included in the agreement the Company will retain a right to match any future offer made to Goknet with respect to a disposal of the Diaso Project concessions.  The Company has one remaining exploration Project called the Asumura - located on Sefwi Belt, 65km south of Newmont’s 23Moz Ahafo Mine

Figure 3 Asanko’s current and former Ghanaian concessions.

Asumura

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000. If the property is converted to a Mining License, in

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

accordance with Ghanaian law, it will become subject to a further 5% royalty and 10% free carried interest by the Ghanaian government.

Exploration activities are currently on care and maintenance, however the Company is considering a small exploration program for 2015.

Free Carried interest to the Ghanaian Government

Section 43.1 of the Ghanaian Minerals and Mining Act of 2006, (Government Participation in Mining Lease) provides:  Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of the Company’s Ghanaian subsidiary which owns the Esaase concession have been issued into the name of the Government of Ghana with a goal of settling the obligation. The government has a nominee on the board of this subsidiary. There is no shareholders agreement between the Company as the 90% shareholder and the Government of Ghana as the 10% shareholder. The Ghanaian Government is entitled to 10% of declared dividends from the net profits of Asanko Ghana but does not have to contribute to its capital investment.

The Company’s Ghanaian subsidiary which owns the Abore, Abirem and Adubea mining leases has neither issued 10% of the Company’s shares to the Government of Ghana nor appointed a government representative to the board of the subsidiary.  The Company expects to do so in due course.

Ghanaian Mining Royalties and Taxes

On March 19, 2010, the Government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now requires the holder of a mining lease, restricted mining lease, or small scale mining license to pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax was proposed to be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions.  The Company now believes it is unlikely that a windfall profit tax will be implemented in the near future.

Legal Proceedings

Except as set forth below, there are no legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject, and there are no such proceedings known by the Company.

Goknet Arbitration

On November 6, 2012, PMI  received a request from Goknet Mining Company Limited (“Goknet”) seeking PMI’s consent to the assignment of certain royalties under a 2006 Purchase Agreement between the Company and Goknet. The Company provided its consent on January 9, 2013 without pre-supposing that certain royalties alleged to have been created under such agreement were created. Goknet subsequently invoked the arbitration provisions of the contract under British Columbia law. An arbitral panel was established by the end of April, 2013, and the arbitration hearing was scheduled for September 2014.

On August 15, 2014, the Company entered into a settlement agreement with Goknet to eliminate Goknets’s claim for a 2% NSR royalty on Phase 1 of the Asanko Gold Mine Project. The settlement involves cash, one million Asanko shares and the

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

transfer to Goknet of two exploration projects, Kubi and Diaso. Included in the agreement the Company retains a right to match any future offer made to Goknet with respect to a disposal of the Diaso Project concessions.

Godbri Datano Claim

On September 14, 2012, Godbri Mining Limited (“Godbri”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, the sale of the Datano concession to the Company is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Gold Company (GH) Limited (“Adansi”). Adansi filed a defence on November 12, 2012. Godbri subsequently amended its claim on January 29, 2013 and in March 2013, both PMI and Adansi filed further defences. The matter is currently awaiting trial. The Datano concession was acquired in August 2013 from Midras. The transaction was legally completed between Adansi and Midras, and accordingly the Company considers the claim made by Godbri to be spurious and without any merit. Godbri is a private Ghanaian company.

Matisse and Madison Claim

On October 22, 2013, Matisse & Madison Co. Ltd. (“M&M”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. The Company maintains that this is a frivolous lawsuit lacking in merit and will vigorously defend itself.

Selected Annual Information

		Year ended December 31, 2013		Nine months ended December 31, 2012		Year ended March 31, 2012

Total revenue	$	NIL	$	NIL	$	NIL
Loss for the year		1,692,203		13,546,202		38,152,585
Loss per share – basic and diluted		0.02		0.17		0.51
Total assets		242,180,938		254,296,574		226,935,263
Total long-term financial assets		NIL		NIL		NIL
Cash dividends declared per share		NIL		NIL		NIL
Working capital		170,757,759		201,741,827		193,686,643

Results of Operations

Three months ended September 30, 2014 and 2013

During the three months ended September 30, 2014 (“Q3 2014”) Asanko had net loss of $9.3 million or a loss of $0.05 per share compared to a net loss of $1.0 million or $0.01 per share during the three months ended September 30, 2013 (“Q3 2013”). The main drivers for the increase in net loss in Q3 2014 were the settlement with Goknet ($7.0 million), a foreign exchange loss of $0.6 million and an increase in administration expenses.

Administration expenses incurred during the three months ended September 30, 2014 were $2.0 million compared to $1.8 million during the comparative period, an increase of approximately 11%.

Significant variances in administration expenses included the following:

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

•

Consulting fees, wages and benefits decreased by $0.1 million or 14% to $0.6 million, due to a one-time payment of $0.2 million for the termination of an executive employment contract in Q3 2013. This decrease was partly offset by increased wages expense due to additions to the executive team later in 2013.

•

Professional fees increased by $0.1 million in Q3 2014 compared to Q3 2013 due to an increase in tax planning, tax compliance and legal services related to an evaluation of the Company’s corporate organization structure post the PMI acquisition,engagement of an EPCM contractor, and advice on legal claims as disclosed in note 15 to the interim unaudited consolidated financial statement for the three and nine months ended September 30, 2014.

•

Share-based compensation increased by $0.1 million in Q3 2014 compared to Q3 2013 as reversals of share-based compensation due to forfeitures in Q3 2014 were $nil vs $0.2 million in Q3 2013.

•

Regulatory fees, transfer agent and shareholders information increased by $0.06 in Q3 2014 compared to Q3 2013 in line with the increase in the Company activities post the merger with PMI.

Foreign exchange loss was $0.6 million in Q3 2014 compared to a foreign exchange gain of $0.5 million in the same period of the previous year. The Company continues to have exposure to foreign exchange fluctuations as they relate to Canadian dollar cash and cash equivalent holdings. During the three months ended September 30, 2014, Canadian Dollar weakened against the US dollar by 4.4%

Change in foreign currency warrant liability in Q3 2014 was a gain of $0.2 million compared to a gain of $0.3 million in Q 3 2013 due to shorter life of the warrants to expiry.

Nine months ended September 30, 2014 and 2013

During the nine months ended September 30, 2014 (“YTD 2014”) Asanko had a net loss of $19.7 million or a loss of $0.12 per share compared to a gain of $0.6 million or $0.01 per share during the nine months ended September 30, 2013 (“YTD 2013”). The main drivers of this increase in net loss of $20.3 million, were $4.1 million in business development costs incurred in relation to the acquisition of PMI, $3.0 million in restructuring costs related to the closure of PMI’s corporate offices and termination of personnel due to redundancy post the acquisition and $7.0 million for the Goknet settlement. In addition to the increase of these costs, the Company recognized $0.2 million gain on the revaluation of the foreign currency warrant liability during the YTD 2014 versus a $10.9 million gain on the revaluation of the foreign currency warrant liability during YTD 2013.

Administration expenses incurred YTD 2014 were in line with the administration expense incurred in YTD 2013. Significant variances in line items within this group are explained as follows:

•

Office, rent and administration increased by $0.2 million or 19% to $1.3 million during YTD 2014 compared to YTD 2013. This increase was driven by the additional administration costs of approximately $0.4 million related to the PMI’s corporate offices, which were offset by a $0.2 million decrease across the Company’s other administration offices. PMI’s corporate offices had been closed as at April 30, 2014.

•

Professional fees increased by $0.2 million, to $0.7 million YTD 2014 due to an increase in tax planning, tax compliance and legal services related to an evaluation of the Company’s corporate organization structure post the PMI acquisition,.engagement of an EPCM contractor, and advice on legal claims as disclosed in note 15 to the interim unaudited consolidated financial statement for the three and nine months ended September 30, 2014.

•

Share-based compensation increased by $0.3 million in YTD 2014 compared to YTD 2013 consistent with the reasons discussed for the three-month period ended September 30, 2014.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

The increase in the expenses discussed above, was partially offset by decreases in the following expenses:

•

Travel, promotion and investor relations decreased by $0.5 million or 41% during YTD 2014 compared to YTD 2013 (to $0.6 million from $1.1 million) in line with the Company’s efforts to reorganize its investor relations. The reorganization included termination of all investor relations personnel services provided by Universal Mineral Services Ltd. (“UMS”) effective July 1, 2013 and the hiring of an investor relations consultant based in the UK.

•

Consulting fees, wages and benefits decreased by $0.1 million or 4% to $2.2 million consistent with the reasons explained for the three months to September 30, 2014 period.

Exploration and evaluation expenditures were $0.2 million in YTD 2014 as compared to $1.1 million in YTD 2013, a decrease of $0.9 million. Exploration programs have been on care and maintenance for the last few quarters, in an effort to conserve cash for the advancement of the Project.

Business development costs were $4.5 million during YTD 2014 and $0.8 million in the comparative period. During YTD 2014, business development costs included approximately $4.1 million related to the acquisition of PMI with the balance relating to the investigation of other potential acquisition targets, in line with the Company’s strategic goal of becoming a mid-tier gold producer.

During the YTD 2014, the Company incurred restructuring costs of $3.0 million compared to $nil in YTD 2013. The restructuring charges relate to the closure of the PMI corporate offices in Canada and Australia and employee terminations due to redundancy post the acquisition of PMI. The restructuring was completed as at the date of this MD&A. The restructuring costs included $2.5 million of employee termination benefits, $0.3 million of contract terminations costs and $0.2 million of equipment write-offs.

Summary of Quarterly Results

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Income (loss) and comprehensive income (loss)	Earnings (loss) per share
September 30, 2014	$ 286,609	$ (9,329,515)	$ (0.05)
June 30, 2014	356,116	515,436	0.00
March 31, 2014	376,217	(10,917,328)	(0.08)
December 31, 2013	247,604	(2,262,150)	(0.03)
September 30, 2013	233,233	(1,009,842)	(0.01)
June 30, 2013	294,955	1,715,473	0.02
March 31, 2013	244,507	(135,684)	(0.00)
December 31, 2012	241,710	(6,071,918)	(0.07)

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

Liquidity and Capital Resources

The Company had working capital of $220.5 million at September 30, 2014 compared to $170.8 million at December 31, 2013, representing an increase in working capital of $49.7 million. The increase in the Company’s working capital during the nine-month period ended September 30, 2014 was primarily due to the first draw of $20 million from the Red Kite financing and from the acquisition of PMI whereby it acquired cash equivalents of $83.5 million.

As at September 30, 2014, the Company had cash and cash equivalents of $227.7 million compared to cash and cash equivalents of $174.6 million at December 31, 2013.

During July 2014, the Company amended its debt financing agreement with Red Kite for financing up to $150 million, as discussed above. The proceeds of the loan will be used to, to fund the balance of the capital required to build Phase 1 of the Asanko Gold Mine Project and provide working capital during commissioning and start-up. With the restructured debt, the Company should have sufficient financial resources to complete Phase 1 of the Project, which based on the Definitive Project Plan (“DPP”) has capital costs estimated at $295 million. The Company has incurred $6.3 million in arrangement, legal and other fees related to obtaining the debt facility.

With the available cash resources and debt financing of up to $150.0 million, the Company is well positioned to complete Phase 1 of Project construction, cover its administrative overhead and pursue further growth through organic exploration and mergers and acquisitions.

The Company may receive additional funds through the exercise of outstanding common stock warrants and options or, if required, through the sale of additional common shares either as a private placement or common stock offering.

As at September 30, 2014, the other sources of funds potentially available to the Company are through the exercise of 9,569,500 warrants with a weighted average exercise price of C$4.01 and the outstanding share-based options with terms as follows:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00-C$2.00	164,141	3.20	1.96	164,141	3.20	1.96
C$2.01-C$3.00	6,449,500	4.29	2.24	3,318,125	4.24	2.27
C$3.01-C$4.00	3,453,900	2.65	3.79	3,453,900	2.65	3.79
C$4.01-C$5.00	830,500	2.19	4.50	830,500	2.19	4.50
C$6.01-C$7.00	531,250	0.75	6.19	531,250	0.75	6.19
C$8.01-C$9.00	63,000	2.14	8.34	63,000	2.14	8.34
	11,492,291	3.45	3.08	8,360,916	3.12	3.41

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised. As at September 30, 2014 none of the Company’s outstanding share purchase warrants and 5,182,641 share-based options were in-the-money. Subsequent to September 30, 2014, 9,443,500 warrants expired unexercised on November 5, 2014,

During the nine months ended September 30, 2014, 871,350 share-based options were exercised for gross proceeds of $1.75 million.

Historically, the Company’s operations have been primarily funded from share issuances through private placements and the exercise of warrants and share-based options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Commitments and contractual obligations

As at September 30, 2014, the Company had contractual obligations totaling $26.9 million, relating to long term debt Contractual obligations related to the long term debt are subject to changes in the three-month LIBOR rate (note 19 (a)(i)).

In addition, the Company has entered into certain construction and engineering contracts relating to the construction of the Asanko Gold Mine Project Phase 1. Work incurred on these contracts is predominately driven by hours worked and as such is exposed to one month’s fees, per a standard one month notice period.  The Company has open purchase orders relating to these construction and engineering contracts totaling approximately $63.3 million.

Contractual obligations	Payments due by period
	Total	1 year	2-3 years	4-5 years	Over 5 years

Long term debt	$ 26,933,706	$ -	$ 8,714,188	$ 14,398,770	$ 3,820,748
	$ 26,933,706	$ -	$ 8,714,188	$ 14,398,770	$ 3,820,748

Reconciliation of previous financings

Proceeds from the February 2011 Offering (“the Offering”) were $209.6 million, of which the Company has used $138.5 million. Past disclosures have shown a detailed project budget based on the Esaase Project at the time of the financing. Given the changes in the Company and its projects, there is little relevance in providing a comparison of budget to actual. Going forward the Company will report the total expenditures versus the proceeds of the Offering.

Off-Balance Sheet Arrangements

None

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at as the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)

Key management compensation

Transactions with key management personnel were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Salaries and benefits	$ 314,110	$ 436,528	$ 1,046,344	$ 1,366,098
Termination benefits	-	173,418	-	542,398
Share-based payments	236,153	204,544	1,210,357	1,413,319
	$ 550,263	$ 814,490	$ 2,256,701	$ 3,321,815

Key management personnel consist of directors and officers of the Company.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

(b)

Other related parties balances and transactions

Related party transactions (recoveries):

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

UMS	$ 35,781	$ 40,988	$ 131,088	$1,430,374

Related party balances receivable (payable):

	September 30, 2014	December 31, 2013

UMS	$ (1,770)	$ 18,582

UMS is a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provided geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective July 1, 2013, the Company notified UMS that it would no longer require any personnel services but will continue to share the cost of UMS’s office tenancy and IT services where required.

Subsequent Events

None

Proposed Transactions

None

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of mineral properties, measurement of asset retirement obligations, the effective interest rate of long term debt, embedded derivatives and the valuation of share-based payments and foreign currency warrant liability. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

(accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

The assumptions used to determine the Company’s asset retirement obligation are as follows:

	Nine months ended	Year ended
	September 30, 2014	December 31, 2013

Undiscounted and uninflated estimated future cash obligation	$ 10,979,387	$ 10,642,162
Range of expected term until settlement	16 years	14 years
Discount rate range	2.87%	3.38%

Share-based payments and foreign currency warrant liability: Management determines the fair value of share-based payments and foreign currency warrant liability using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Embedded derivative liability: the Company recognized embedded derivative liability relating to the interest rate floor of the long term loan. The Company used three month LIBOR forward curve rates and assumptions about the time value of the embedded derivative to estimate its fair value. Changes in these inputs can materially affect the fair value estimate.

Effective interest rate: Management estimated the effective interest rate of the first tranche of long term debt based on three-month LIBOR as at September 30, 2014.  Changes in the three-month LIBOR rate can affect the effective interest rate.

Development costs: Based on the positive results of the PFS, effective October 1, 2011, the Company commenced capitalizing all development costs associated with the Asanko Gold Mine Project. Exploration and evaluation expenditures will now reflect those expenditures incurred to identify new deposits that are not envisaged to be part of the Asanko Gold Mine. Management has determined that the mineral interest and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological information, life of mine models, scoping and pre-feasibility studies, and existing permits and permitting programs.

Changes in Accounting Policies including Initial Adoption

There has been no significant change in significant accounting policies.

Financial Instruments and Other Instruments

(a)

Risk exposure

The risk exposure arising from these financial instruments is summarized as follows:

(i)

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s loan agreement with Red Kite (note 8) provides for interest at LIBOR plus 6% with a minimum LIBOR of 1%. The Company’s sensitivity to a 1% decrease or increase in market rates of interest in

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

relation to its long term debt liability would have an immaterial effect on the Company’s interest expense for the three and nine months ended September 30, 2014.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 10 basis points in the interest rates would result in a corresponding increase or decrease in loss for the nine months ended September 30, 2014 of approximately $228,000 (nine months ended September 30, 2013 - $185,000).

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (CAD) and South African rand (ZAR) could have an effect on the Company’s results of operations, financial position and cash flows. As at September 30, 2014 and December 31, 2013, the Company had no hedging agreements in place with respect to foreign exchange rates. As at September 30, 2014, the Company had a CAD cash balance of $33.0 million (December 31, 2013 – $21.9 million) expressed in US dollar equivalent.

(b)

Fair values

(i)

Foreign currency warrant liability

The foreign currency share purchase warrants issued in the non-brokered private placement of November 5, 2012 have not been listed on an exchange and therefore do not trade on an active market. The fair value at September 30, 2014 and December 31, 2013 of the foreign currency warrant liability associated with the issuance of these warrants is valued using level 2 of the fair value hierarchy assumptions and was estimated using the Black-Scholes option pricing model with the following assumptions:

	September 30, 2014	December 31, 2013
Risk free interest rate	1.12%	1.10%
Expected dividend yield	0%	0%
Share price volatility	64%	56%
Share price at the date of valuation	C$2.32	C$1.71
Expected life of warrants	0.10 year	0.85 year

(ii)

Embedded derivative

The embedded derivative liability associated with the interest rate floor of the long term loan is valued using level 2 of the fair value hierarchy assumptions. The fair value of the embedded derivative was estimated using the three-month LIBOR forward rates to 2020 ranging from 0.24% to 3.16% using an option pricing model.

(iii)

Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments. The fair value of the long term debt approximates its carrying value due to the floating rate nature of the debt instrument.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated annual financial statements for the year ended December 31, 2013.

There has been no material change in the Company’s internal control over financial reporting during the nine months ended September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Summary of Outstanding Share Data

As of the date of this MD&A, there were 174,075,607 common shares of the Company issued and outstanding, 11,417,291 share purchase options outstanding and 126,000 share purchase warrants outstanding.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2014 and 2013

Forward-looking statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 40-F filing for the year ended December 31, 2013, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Readers are cautioned that there can be no certainty that when various scenarios for optimizing the development strategy for the Project are identified, the Project will be built in two phases or that the overall conclusions will suggest the Project economics are significantly improved over the current Esaase project (May 2013) prefeasibility study, which is on file at www.sedar.com.